UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL's Annual Corporate Responsibility (ESG) Report for 2022

   Item 1

ICL's Annual Corporate Responsibility (ESG) Report for 2022

The Company is pleased to announce the disclosure of its Annual Corporate Responsibility (ESG) web-report for 2022 (the ”2022 Report") which is now accessible at the following link: https://icl-group-sustainability.com/. The online 2022 Report includes over 100 topic-specific web pages, providing the Company's diverse stakeholders with easy access to their subjects of interest. The 2022 Report also includes interactive features, including short video clips and dynamic data charts.

The 2022 Report includes Sustainable Accounting Standard Board (SASB) indicators, reference to the Global Reporting Initiative (GRI) standards, and the Task Force on Climate related Financial Disclosers (TCFD) indicators, in addition to the TCFD disclosures within ICL’s 2022 Annual Report on form 20F, which was filed with the U.S. Securities and Exchange Commission on February 28, 2023 (Reference Number: 2023-02-026064).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 8, 2023